Freight Technologies (NASDAQ: FRGT)
September 2022



Fr8app is a B2B Marketplace powered by AI and Machine Learning

One of the most connected & intelligent **freight platform** for **cross-border shipping** in the NAFTA region.



Our innovative freight shipping technology **speeds up and simplifies** shipping across borders, connecting shippers with a vast network of trusted carriers and drivers and providing transparent pricing for available cargo capacity on both sides of the border.

Opportunity: Massive Market with Extreme Inefficiencies

- **Fragmented** and inefficient **market** creates opportunities
- **Lack** of pricing **transparency**
- **Inefficient** matching
- **Low technology** penetration
- Cross-border **complexity**



US- Domestic
$732B
Freight Spend (2)
Mex - US Cross Border
$385B
Freight Spend (1)
Mexican - Domestic
$34 B
Freight Spend (3)

1. https://explore.dot.gov/t/BTS/views/Dashboard_StatebyPort/Overview?%3Aiid=3&%3AisGuestRedirectFromVizportal=y&%3Aembed=y&%3AusingOldHashUrl=true
2. https://www.trucking.org/economics-and-industry-data
3. https://canacar.com.mx/servicios/estadistica/agenda-economica-del-autotransporte-carga-2021/

Revolutionizing Cross-border Shipping

Our mission is to **revolutionize cross-border shipping** by providing carriers with increased growth opportunities and shippers with flexibility, visibility and simplicity for the once-complex process of international over-the-road (OTR) shipping.



Tradional Broker



A complex and broken model that results in bad outcomes for many players in the ecosystem.

FR8APP



Fr8App automates the process, making transportation more efficient and reducing logistic costs.

Our Technology **Reduces Waste & Inefficiency**


24/7 Live tracking
Route Plan
Bid on loads
SHIPPER
CARRIER
One control center
Data Analytics
Catch loads

Security & Visibility

Visibility over time through Fr8App

Internal track and trace

Proprietary Software – GFT



Real-time delivery time updates based on traffic

External Provider – Project44, RC

Cell Phone/App Tracking

Industry Experience


Materials and Recyclables
Consumer Goods
fr8app
Automotive
Manufacture
Food & Beverage

Software Solutions **Add Extra Value**

FR8tms

Shipments cross border quickly, safely, and avoids delays with Fr8tms (Transportation management system)

Shippers post their loads, the destination-anywhere in the USA, Mexico or Canada-and the desired price and match with a secure carrier quickly. Once the shipment is on its way, real-time 24/7 tracking and updates are provided.



AI core platform



My loads
Booked
Past
John Doe
Chicago, IL
Tijuana, MX

FR8fms

With Fr8fms (Fleet Management System), carriers streamline daily operations and get paid faster

Carriers match desired loads on favorite routes at the desired rates they want. With real-time 24/7 tracking, they spend less time reporting updates on truck locations and focus more on matching loads and data/pattern analysis..

Committed to the Environment

Leveraging our technology to reduce the carbon footprint by optimizing empty miles and reducing paper consumption.


NATURE
has no borders
REFORESTATION CAMPAIGN
September 3rd, 2021
Monterrey, MEX.
fr8app


My loads
Booked
Past
John Doe
Chicago, IL
Tijuana, MX
#94567
Status: Picking Up
Change Status

Building Relationships With Key Players

- Growing **strategic accounts** by building deep and long term relationships, providing excellent service combined with technology. Fast growing customer base with enterprise accounts and needs for multiple layers of service.

Kimberly-Clark de México | SAMSUNG | P&G Procter&Gamble | Barcel

and more…

- Integrating with other technology companies in the industry to provide a all-in one solution to target all the inefficiencies in the transportation industry.

project44 | DAT Freight & Analytics | newtrul | zaro transportation | Recurso Confiable | Registry Monitoring Insurance Services Inc.

Our Foothold in **Mexico** is a **Key Differentiator**

US Mexico Canada (USMCA) MARKETPLACE	USA MARKETPLACES	TRADITIONAL BROKERS LOGISTICS/3PL
		
fr8app	Uber Freight CONVOY TRANSFIX	C.H. ROBINSON LIVINGSTON

Strengthened Management



Javier Selgas
CEO & Director



Mike Flinker
President



Paul Freudenthaler
CFO



Luisa López
COO

Álvaro Garrido
IT Director

Harry Martin
Head of Sales

Paul Burkhart
Head of Pricing

Mario Mena
Head of People

Joaquin Vilchis
Head of operations

Significant **Revenue Growth** Trends

REVENUE	IN US$ (millions)	% GROWTH
2019 Actual	$4.2	-
2020 Actual	$9.2	**119%**
2021 Actual	$21.5	**134%**
2022 Guidance*	$32 - 36	**50+%**

* *Press release issued Aug. 26, 2022.*

Investment Rationale

HUGE MARKET OPPORTUNITY

$385B cross-border US-Mexico trade

$34B Mexico domestic

$732B US domestic

SCALABLE DIFFERENTIATED TECHNOLOGY

Providing competitive advantages to carriers

Fr8App platform

Data driven analytics
Open architecture
Scalable framework

BUILDING MARKET LEADERSHIP

First mover in Mexico

Enter 2022 strong

395 shipper clients
2,400+ carriers
~25,000 loads
500% inc. in lanes operated YOY

SUCCESSFUL GROWTH STRATEGY

Launching numerous product offerings

Collaborating with key players

Investing in technology and human capital


We Are #Roadmates
Thank you
FR8tech